FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	October	2013
BlackBerry Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry OS 10.2 Begins Roll Out	3.

Document 1

  NEWS RELEASE
October 23, 2013

BlackBerry OS 10.2 Begins Roll Out

More Reasons to Love your BlackBerry 10 Smartphone

Waterloo, Ontario – BlackBerry® (NASDAQ: BBRY; TSX: BB) today announced that BlackBerry® 10 OS version 10.2 will begin rolling out to customers starting this week through their carriers in Europe, Canada, the Middle East, Africa and Asia Pacific, with other countries to follow. The update will be available for the BlackBerry® Z10, BlackBerry® Q10 and BlackBerry® Q5 smartphones.

BlackBerry OS 10.2 introduces new features that will help you be more productive and stay better connected. It includes hundreds of new refinements that make the things you do every day faster and easier. Here are just some of the new features you’re going to love in BlackBerry OS 10.2:

Priority Hub
Keep your important conversations closer than ever with the new BlackBerry® Priority Hub. Always at your fingertips, Priority Hub learns what conversations are most important to you and automatically puts those messages at the top of your inbox, helping you to stay focused on the most important items. The new attachment view helps you find files and documents across your messaging accounts and within specific message threads.

BBM Video with Natural Sound
BBM™ Video has always allowed you to have a live face-to-face conversation. Now, with BlackBerry® Natural Sound, BBM Video and Voice conversations between BlackBerry 10 smartphones sound more natural and realistic. It’s the next best thing to being in the same room. BlackBerry Natural Sound captures a wider sound spectrum, so you can hear subtle nuances that are lost in most cellular calls.

Instant Previews of BBM, SMS and Email from any app
BBM, SMS and E-mail messages now find you no matter what you are doing on your BlackBerry 10 smartphone. Email, BBM and SMS message previews now appear in any app – you can even respond to your BBM or SMS messages in any app, or go to the BlackBerry Hub with a single swipe to respond to your email. Perfect for keeping the conversation going while you browse the web, watch a video, or use other apps. Of course, you can tailor notifications to the way you work to ensure you’re only notified as much as you want to be.

BlackBerry Keyboard
The smartphone keyboard that knows your next move just got even smarter.  With personalized next word suggestion, auto-correction, and the distinctive BlackBerry keyboard layout, we’ve built this keyboard to help you have conversations with speed and accuracy. And on the BlackBerry Z10 and BlackBerry Z30, improved audio feedback with distinct tones for specific keys like backspace and shift help you type more confidently because you’ll have more reassurance you’ve hit the right key.

Copy and Paste Enhancements
Copy and paste just got easier. BlackBerry 10.2 gives you more precise cursor control and text selection is now easier. Once you select text, a pop-up menu gives you editing options and direct sharing with BBM, Facebook and Twitter – so you can quickly copy, paste and share.

Faster, Easier Sharing
BlackBerry 10.2 learns how you share and who you share with, helping you reduce the number of steps and amount of time it takes to get your files, photos, or documents to where they need to go. Touching “share” in any app provides suggestions on who and how to share your files based on who you’ve shared with in the past, and the feature only gets smarter the more you use it.

Lock Screen Notifications
When the red light on your BlackBerry 10 smartphone starts blinking, you don’t have to unlock the phone to see your message. Take a peek at the latest email, text, BBM, or notification right from the lock screen to see if that’s the message you’ve been waiting for or one that can wait a while. You can customize which accounts appear on the lock screen and scroll over the icons to display the sender and subject line.

Reply Now
Reply Now lets you respond to incoming phone calls, even when it’s not a good time to answer the phone. Easily send a response through BBM, SMS or email – choose from a list of standard automated responses or respond with a personalized note. Perfect for ensuring that important contacts are always given your attention.

Calendar Enhancements
BlackBerry Calendar now comes with an ‘I’m running late’ function so you can instantly let meeting participants know if you’ll be late. You can even specify a new time in your notification. A redesigned interface makes adding an event easier, so managing your time is simpler

For more information about BlackBerry 10, visit www.blackberry.com/blackberry10OS.

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

Media Contact:
BlackBerry Media Relations
mediarelations@blackberry.com
519-888-7465 x77273

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	October 23, 2013	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Executive Vice President, Executive Operations & Corporate Strategy, Office of the CEO